3-1-02
12-31-01

02026558

P 002929

RECD S.E.C.
MAR 29 2002
1086

33-98770

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2001

Acetex Corporation
(Translation of registrant's name into English)

750 World Trade Centre, 999 Canada Place
Vancouver, BC V6C 3E1
(Address of principal executive offices)

PROCESSED
APR 05 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

613486.01-New York S7A

This Form 6-K consists of a press release announcing Acetex's results for the three months ended December 31, 2001.

Acetex

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2001

Vancouver, B.C., Canada – February 21, 2002 - Acetex Corporation announced today results for the three months ended December 31, 2001, determined under Canadian generally accepted accounting principles. These results include a loss for the period of US $4.0 million and EBITDA (defined as operating income plus amortization) of US $4.3 million. Net sales of US $46.4 million were generated during the period from the sale of acetic acid and derivative products. Results for the year were net earnings of US $5.2 million and EBITDA of US $40.9 million. Net sales for the year were $222.3 million.

"Based on recent economic indicators from the United States, we anticipate that this first quarter of 2002 represents the trough of the current cycle for our business," said Brooke N. Wade, Chairman and CEO of Acetex Corporation. "Our strong cash position, lack of debt repayment obligations until 2009 as well as significant reductions in our operating costs mean that Acetex will be in a strong position to benefit from the expected economic recovery in the second half of this year."

Acetex is a Canadian-based global chemical company which is the second largest producer of acetic acid and vinyl acetate monomer in Europe. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange which has neither approved nor disapproved the information contained herein.

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls production and distribution.

A conference call is scheduled for Thursday, February 21, 2002, at 11:30 a.m. Eastern Time to discuss these results. To participate, please call (416) 641-6657 ten minutes before the start of the call. If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 20364724.

For further information contact: Lynn Haycock (604) 688-9600 or via Internet e-mail haycock@acetex.com.

ACETEX CORPORATION

Financial and Operating Highlights
Selected Financial Information
(U.S. $,000s except per share)
(unaudited)

	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Net Sales	$46,385	$48,016	$222,382	$212,627
Net earnings (loss) for the period	(4,039)	2,836	5,230	18,193
Net earnings (loss) per share	(0.15)	0.11	0.20	0.70
Cash generated from operations [1]	569	7,003	24,567	35,290
Cash generated from operations per share[1]	0.02	0.27	0.93	1.36
Cash position at end of period	51,605	43,575	51,605	43,575
EBITDA [2]	4,305	12,224	40,940	51,156
Long-term debt at end of period	190,000	180,000	190,000	180,000
Production Volume Information (tonnes)				
Acetic Acid	86,334	65,974	385,888	359,701
VAM – Pardies	33,748	23,919	143,193	129,964
Acetic Acid Derivatives	18,114	20,181	73,814	76,710

1 Before changes in non-cash working capital

2 Operating income plus amortization. EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings or other amounts as calculated under generally accepted accounting principles. EBITDA may not be calculated in a comparable manner to other companies.

ACETEX CORPORATION

CONSOLIDATED BALANCE SHEETS
(thousands of U.S. dollars)

ASSETS

	December 31, 2001	December 31, 2000
Current assets:		
Cash and cash equivalents	$51,605	$43,575
Accounts receivable	44,481	49,286
Inventories	25,075	22,933
Prepaid expenses and other	5,766	8,579
	126,927	124,373
Property, plant and equipment	95,309	112,906
Other assets	11,953	7,455
	$234,189	$244,734

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

	December 31, 2001	December 31, 2000
Current liabilities:		
Accounts payable and accrued liabilities	$48,070	$60,679
Pension obligation	3,139	2,904
Long-term debt	190,000	180,000
Deferred foreign exchange gain	—	3,586
	241,209	247,169
Shareholders' deficiency:		
Share capital	65,578	65,073
Retained earnings (deficit)	1,677	(3,553)
Cumulative translation adjustment	(74,275)	(63,955)
	(7,020)	(2,435)
	$234,189	$244,734

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(in thousands of U.S. dollars except per share information)
(unaudited)

	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Sales	$46,385	$48,016	$222,382	$212,627
Cost of goods sold	39,144	33,396	171,887	153,863
Amortization	4,016	4,022	14,854	16,574
	43,160	37,418	186,741	170,437
Gross profit	3,225	10,598	35,641	42,190
Other operating expenses:				
Selling, general and administrative	2,685	2,276	8,761	7,003
Research and development	251	120	794	605
	2,936	2,396	9,555	7,608
Operating earnings	289	8,202	26,086	34,582
Other income (expense):				
Interest expense	(5,117)	(4,280)	(18,251)	(17,403)
Loss on debt refinancing	—	—	(3,529)	—
Equity income (loss)	(121)	(355)	(328)	(762)
Foreign exchange gain (loss)	910	(731)	1,252	1,776
	(4,328)	(5,366)	(20,856)	(16,389)
Earnings (loss) before income taxes	(4,039)	2,836	5,230	18,193
Income taxes	—	—	—	—
Net earnings (loss) for the period	(4,039)	2,836	5,230	18,193
Retained earnings (deficit), beginning of period	5,716	(6,389)	(3,553)	(21,746)
Retained earnings (deficit), end of period	$ 1,677	$ (3,553)	$1,677	$(3,553)
Net earnings (loss) per common share				
Basic	$(0.15)	$0.11	$0.20	$0.70
Diluted	$(0.15)	$0.10	$0.19	$0.68
Cash flow from operations (before non-cash items) per share				
Basic	$0.02	$0.27	$0.93	$1.36
Diluted	$0.02	$0.26	$0.91	$1.31
Weighted average number of common shares outstanding				
Basic	26,406,098	26,107,107	26,310,402	26,019,914
Diluted	26,837,996	26,987,355	26,987,931	26,865,586

*Number of shares outstanding at December 31, 2001: 26,409,964
See accompanying notes to interim consolidated financial statements.

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of U.S. dollars)
(unaudited)

	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Cash provided by (used for):				
Operations:				
Net earnings (loss) for the period	$(4,039)	$2,836	$5,230	$18,193
Charges and credits to income not involving cash:				
Amortization	4,016	4,022	14,854	16,574
Pension expense (recovery)	237	(92)	499	167
Loss on debt refinancing	—	—	3,529	—
Amortization of deferred financing costs	234	209	890	892
Amortization of unrealized foreign exchange gain	—	(327)	(763)	(1,308)
Distributions received from equity investee in excess of income	121	355	328	772
Changes in non-cash operating working capital	16,399	13,083	(8,728)	1,543
	16,968	20,086	15,839	36,833
Investments:				
Purchase of property, plant and equipment	(1,021)	(8,740)	(2,920)	(11,063)
Other	(1,113)	4	(1,101)	59
	(2,134)	(8,736)	(4,021)	(11,004)
Financing:				
Proceeds from issuance of long-term debt	—	—	190,000	—
Costs incurred in refinancing debt	(220)	—	(11,867)	—
Repayment of long-term debt	—	—	(180,000)	—
Increase in share capital	14	44	505	321
Increase (decrease) in pension obligation	(14)	28	(61)	(2,162)
	(220)	72	(1,423)	(1,841)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(1,250)	1,724	(2,365)	(3,259)
Increase in cash and cash equivalents	13,364	13,146	8,030	20,729
Cash and cash equivalents, beginning of period	38,241	30,429	43,575	22,846
Cash and cash equivalents, end of period	$51,605	$43,575	$51,605	$43,575

See accompanying notes to interim consolidated financial statements

Acetex Corporation

Notes to Interim Consolidated Financial Statements
(unaudited)
Three and Twelve Months Ended December 31, 2001 and 2000

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which consist solely of normally recurring adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes which are included in the Acetex Corporation 2000 Annual Report. Except with respect to the change in accounting policy described below, the accounting policies applied in these interim financial statements are consistent with those applied in the Annual Report.

Change in Accounting Policy

Effective January 1, 2001, the Company has adopted the new Canadian Institute of Charted Accountants recommendations relating to the calculation and disclosure of earnings per share. The new recommendations have been applied retroactively and the comparative interim consolidated financial statements have been restated to reflect this change. Under the revised policy, the calculation of basic earnings per share has not been impacted. Under the new recommendations, the treasury stock method is used for the calculation of diluted earnings per share instead of the imputed earnings approach used previously. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. The impact of the retroactive application of the new policy on disclosed earnings per share in these interim financial statements is not significant.

Stock Options

Common shares reserved for incentive stock options at December 31, 2001, are as follows (exercise price per share in Canadian dollars):

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December, 31, 2000	3,472,288	$6.46
Granted	200,000	6.35
Exercised	(295,600)	(2.65)
Expired	(7,500)	(2.60)
Outstanding at December 31, 2001	3,369,188	$6.59

Acetex Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations (all references in US funds)

Acetex Corporation (the "Company") derives its revenues primarily from merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas.

Results of Operations

Net Sales

For the three months ended December 31, 2001, compared to the three months ended December 31, 2000, net sales decreased by 3% or $1.6 million from $48.0 million to $46.4 million. This decrease resulted from a decrease in average selling prices of 22% which was only partially offset by an increases in sales volumes of 24% from 2000 to 2001. The higher sales volumes in 2001 resulted because the comparable period in 2000 included the planned 5-week maintenance turnaround. Industry newsletters indicate that pricing for the fourth quarter of 2001 measured in Euros compared to the third quarter of 2001 decreased by approximately 16.7% for VAM and by 7% for acetic acid. These same newsletters have indicated that contract prices for the first quarter of 2002 will decline by another 4.5% for acetic acid and 9.7% for VAM. These price decreases reflect slowing worldwide demand for acetic acid and VAM due to the global economic slowdown.

For the year ended December 31, 2001, compared to the year ended December 31, 2000, net sales increased by 5% or $9.8 million to $222.4 million from $212.6 million. This increase resulted from an increase in average product selling prices of 1% from 2000 to 2001 and sales volumes which were 3% higher than in 2000. Sales volumes were higher as the prior year included the scheduled 5-week turnaround.

Gross Profit

Gross profit for the fourth quarter of 2001 compared to the fourth quarter of 2000 decreased by 70% or $7.4 million to $3.2 million from $10.6 million. The decrease in gross profit was primarily due to lower sales while feedstock costs remained relatively stable.

The European contract price for methanol decreased by 34% from the third quarter of 2001 to the fourth quarter of 2001 and will decrease by another 17% for the first quarter of 2002. The cost of natural gas are expected to remain stable in the first quarter of 2002 as the benefit of the natural gas hedge ended on December 31, 2001 and contract pricing reflects lower world oil prices.

For the year ended December 31, 2001, gross profit decreased by 16% or $6.6 million to $35.6 million from $42.2 million. The decrease in gross profit was primarily due to feedstock costs which were approximately 8% higher while net sales increased by only 1%. As well, depreciation expense was lower by $1.7 million due to the full depreciation of certain assets acquired in 1995.

Operating Income

Operating income for the three months ended December 31, 2001, decreased by $7.9 million to $0.3 million from $8.2 million primarily due to the lower gross profit described above.

Operating income for the year ended December 31, 2001, decreased by $8.5 million to $26.1 million from $34.6 million due to the decrease in gross profit described above.

Net Earnings

As a result of the factors discussed above, the net earnings for the quarter decreased by $6.8 million to a loss of $4.0 million from earnings of $2.8 million for the comparable quarter in 2000. The net earnings for the year decreased by $13.0 million to $5.2 million from $18.2 million in 2000.

Income tax expense continues to be zero as the Company utilizes income tax loss carryovers for which no provision has been made in the accounts. These losses will continue to be utilized until the Company has generated approximately $40.0 million in earnings before income taxes. The Company continues to pursue a refund claim totalling $6.0 million for French income taxes relating to the tax years 1995 and 1996.

Liquidity and Capital Resources

Cash provided by operations (prior to changes in noncash working capital) for the three months ended December 31, 2001, was $0.6 million compared to $7.0 million for the three months ended December 31, 2000. Cash provided by operations (prior to changes in noncash working capital) for the year ended December 31, 2001, was $24.6 million compared to $35.3 million for the year ended December 31, 2000.

As the functional currency of the Company's operations in Europe is the Euro, the balance sheet has been translated into U.S. dollars at the rate of exchange applicable to each balance sheet date. As the value of the Euro (and previously the French Franc) has declined against the U.S. dollar since 1995, the reduction in carrying value of European net assets is shown as an increase in the Cumulative translation adjustment and not in the Company's earnings.

During the year, the Company refinanced its $180 million 9 ¾% senior secured bonds due October 1, 2003, with a new issue of $190 million 10 7/8% senior unsecured bonds due August 1, 2009. The bonds which were issued at par provide for semi-annual interest payments starting February 1, 2002. The notes are redeemable at the Company's option at any time after August 1, 2005, at specified redemption prices plus accrued interest. The costs incurred in the refinancing of approximately $7.3 million are amortized over the period that the bonds are outstanding. The remaining deferred financing costs of $3.5 million related to the $180 million bonds have been written off in the period.

The Company expects to satisfy its cash requirements in the future through internally generated cash.

Capital Expenditures

Capital expenditures during the three months ended December 31, 2001, totaled $1.0 million and for the year, $2.9 million. Capital expenditures in 2002 are expected to be $6.4 million including $3.0 million of maintenance level capital expenditures and $1.6 million relating to the scheduled maintenance turnaround at the Pardies plant in the fourth quarter of 2002.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in France. The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Reconciliation of Net Earnings for Canadian GAAP to U.S. GAAP

	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Net earnings (loss) for Canadian GAAP	$(4,039)	$2,836	$5,230	$18,193
Reverse amortization of foreign exchange gain	—	(327)	(763)	(1,308)
Differences in loss on debt refinancing	—	—	(2,823)	—
Stock compensation expense	(308)	—	(308)	—
Net earnings (loss) for U.S. GAAP	$(4,347)	$2,509	$1,336	$16,885
U.S. GAAP Earnings per Share				
Basic net earnings (loss) per common share	$(0.16)	$0.10	$0.05	$0.65
Diluted net earnings per common share	$(0.16)	$0.09	$0.05	$0.63

Note that EBITDA amounts are equivalent under both U.S. and Canadian GAAP except for the U.S. GAAP adjustment for additional stock compensation expense. This results from differences between U.S. and Canadian GAAP with respect to the granting in 2000 and early 2001 of stock options which were approved by the shareholders in May, 2001.

Acetex Corporation
Consolidating Balance Sheet
December 31, 2001

	Acetex Corporation	Guarantors: Acetex LLC	Guarantors: Acetex BV	Combined non-guarantors	Eliminations	Acetex Corporation Consolidated
Cash	6,711			$44,894		$51,605
Accounts receivable	9,841	71,400		44,481	(81,241)	44,481
Inventories				25,075		25,075
Other current assets	186			5,580		5,766
	16,738	71,400	0	120,030	(81,241)	126,927
Capital Assets	464			94,845		95,309
Investment in affiliates	243,350	230,000	(40,102)	164,203	(597,451)	0
Other assets	5,970			5,983		11,953
	266,522	301,400	(40,102)	385,061	(678,692)	234,189
Accounts payable	9,269	0	0	116,306	(77,505)	48,070
	9,269	0	0	116,306	(77,505)	48,070
Pension obligation				3,139		3,139
Long-term debt	190,000			230,000	(230,000)	190,000
	199,269	0	0	349,445	(307,505)	241,209
Share capital	65,884	230,000	10,048	127,466	(367,514)	65,884
Retained earnings	1,369	71,400	(50,150)	(6,850)	(14,397)	1,369
Cumulative translation adjustment			0	(85,000)	10,724	(74,275)
	67,253	301,400	(40,102)	35,616	(371,187)	(7,022)
	266,522	301,400	(40,102)	385,061	(678,692)	234,187

Acetex Corporation
Consolidating Income Statement
Year Ended December 31, 2001

		Guarantors		Combined		Acetex
	Acetex Corporation	Acetex LLC	Acetex BV	non-guarantors	Eliminations	Acetex Corporation Consolidated
Net sales				222,382		222,382
Depreciation				14,854		14,854
Cost of goods sold				171,887		171887
				35,641		35,641
Selling, general & administrative	4,229			4,840		9,069
Research and development expenses				794		794
Operating income	(4,229)	0	0	30,007	0	25,778
Equity income	26,588		(4,178)	19,402	(42,140)	(328)
Interest expense - net	(16,480)	33,002		(34,773)		(18,251)
Loss on debt refinancing	(4,478)			(1,876)		(6,352)
Foreign exchange gains	(65)			554		489
Income before income taxes	1,336	33,002	(4,178)	13,314	(42,140)	1,336
Income taxes						
Current income tax						
Deferred income tax						
	0	0	0	0	0	0
Income (loss)	1,336	33,002	(4,178)	13,314	(42,140)	1,336
Net income (loss)	1,336	33,002	(4,178)	13,314	(42,140)	1,336
Retained earnings at beginnning	33	63,112	(45,972)	(20,164)	3,024	33
Dividends paid		(24,714)		0	24,714	0
Retained earnings at end	1,369	71,400	(50,150)	(6,850)	(14,402)	1,369

Acetex Corporation
Consolidating Statement of Cash Flow
Year Ended December 31, 2001

		Guarantors		Combined		Acetex
	Acetex Corporation	Acetex LLC	Acetex BV	non-guarantors	Eliminations	Acetex Corporation Consolidated
CASH PROVIDED BY (USED IN):						
Operating Activities						
Net income	1,336	33,002	(4,178)	13,314	(42,140)	1,336
Charges and credits to income -non-cash						
Depreciation and amortization				14,854		14,854
Loss on debt refinancing	4,478			1,876		6,352
Pension expense				499		499
Unrealized foreign exchange gain				0		0
Amortization of financing costs				890		890
Stock compensation expense						
Distribution from equity investment in excess of income	(4,345)	0	4,178	(16,931)	17,426	328
Changes in noncash working capital	5,723	(8,288)	0	1,224	(7,387)	(8,728)
	7,192	24,714	0	15,726	(32,101)	15,531
Investing Activities						
Purchase of property, plant and equipment	0			(2,920)		(2,920)
Other				(1,101)		(1,101)
	0	0	0	(4,021)	0	(4,021)
Financing activities						
Proceeds from long-term debt	190,000					190,000
Costs incurred in refinancing debt	(11,867)					(11,867)
Repayment of long-term debt	(180,000)					(180,000)
Proceeds from issuance of shares	505					505
Dividend paid		(24,714)			24,714	0
Decrease in pension obligation				(61)		(61)
	(1,362)	(24,714)	0	(61)	24,714	(1,423)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies				(9,752)	7,387	(2,365)
Increase in cash during the period	5,830	0	0	11,644	0	7,722
Cash, beginning of period	573	0	0	43,002	2	43,575
Cash, end of period	6,403	0	0	54,646	2	51,297

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

NOTES

1. The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2. Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors. The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several. All of the Company's operations are conducted by nonguarantor subsidiaries. There are no restrictions on dividend payments amongst the Company and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation
(Registrant)

DATE: March 13, 2002

By: [signature]
Donald K. Miller
Chief Financial Officer